     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 2)

                           WESTMORELAND COAL COMPANY
                (Name of the Issuer and Person Filing Statement)

              DEPOSITARY SHARES, EACH REPRESENTING ONE QUARTER OF
          A SHARE OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                 960878  30  4
                     (CUSIP Number of Class of Securities)

                             THEODORE E. WORCESTER
                SENIOR VICE PRESIDENT OF LAW AND ADMINISTRATION
                              AND GENERAL COUNSEL
                           WESTMORELAND COAL COMPANY
                          2 NORTH CASCADE, 14TH FLOOR
                        COLORADO SPRINGS, COLORADO 80903
                                 (719) 442-2600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                Please Address a Copy of All Communications to:

         MICHAEL J. LEVITIN                                       ROBERT M. CHILSTROM
WINTHROP, STIMSON, PUTNAM & ROBERTS                                ERIC J. FRIEDMAN
    1133 CONNECTICUT AVENUE, NW                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
      WASHINGTON, D.C.  20036                                      919 THIRD AVENUE
          (202) 775-9800                                         NEW YORK, N.Y.  10022
                                                                    (212) 735-3000

                        ______________________________

                                 MARCH 10, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
             TRANSACTION VALUATION            AMOUNT OF FILING FEE
             ---------------------            --------------------
                 $19,999,989*                      $4,000.00**
--------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,000.00              Filing Party:  N/A
Form or Registration Nos.:  N/A                 Date Filed:  N/A

 *Assumes purchase of 1,052,631 depositary shares at $19.00 per share. **Calculated based on the transaction value multiplied by one-fiftieth of one percent.

      This Amendment No. 2 amends the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on March 10, 1999 (as amended, the "Schedule 13E-4") by Westmoreland Coal Company, a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 1,052,631 Depositary Shares, each representing one quarter of a share of Series A Convertible Exchangeable Preferred Stock of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

      Item 8(e) is hereby amended as follows:

      Under the terms of the Offer, the Offer was to expire at 12:00 midnight, New York City Time, on April 6, 1999. As of April 6, 1999, approximately 1,591,000 Depositary Shares were properly tendered and not withdrawn pursuant to the Offer. By press release dated April 6, 1999, the Company extended the Expiration Date of the Offer to 5:00 pm, New York City time, on April 7, 1999. Accordingly, references to the "Expiration Date" in the Offer to Purchase shall be deemed to be references to 5:00 pm, New York City time, on April 7, 1999.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9(a) is hereby amended to add the following: Press release issued by the Company on April 6, 1999 (Exhibit 99.J).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1999

                              WESTMORELAND COAL COMPANY


                              By:  /s/ Robert J. Jaeger
                                 -----------------------------
                              Name:  Robert J. Jaeger
                              Title:  Senior Vice President of Finance and
                                    Treasurer

                               INDEX TO EXHIBITS

                                                                  PAGE IN
                                                                  SEQUENTIALLY
EXHIBIT                    DESCRIPTION                            NUMBERED COPY
-------   -----------------------------------------------------   -------------
99.J      Press Release issued by the Company on April 6, 1999.




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